

November 12, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust II
       Issuer CIK: 0001587982
       Issuer File Number: 333-191476/811-22894
       Form Type: 8-A12B
       Filing Date: November 12, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tradr 2X Long BE Daily ETF, Tradr 2X Long CLS Daily ETF, Tradr 2X Long SNPS Daily ETF and Tradr 2X Long NNE Daily ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications